UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 26, 2023

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: October 26, 2023	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Third Quarter 2023 Earnings Release 26 October, 2023 ASE Technology Holding

Safe Harbor Notice This presentation contains "forward - looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward - looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward - looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward - looking statements in this presentation. These forward - looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward - looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human - induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2022 Annual Report on Form 20 - F filed on April 10, 2023 . 2

Consolidated Statements of Income

Quarterly Comparison

(Unaudited)

(NT$ million)	Q3 / 2023	%	Q2 / 2023	%	Q3 / 2022	%	QoQ	YoY
Net Revenues:								
ATM	82,590	53.6%	75,256	55.2%	97,137	51.5%	10%	-15%
EMS	70,948	46.0%	60,384	44.3%	90,660	48.1%	17%	-22%
Others	629	0.4%	635	0.5%	829	0.4%	-1%	-24%
Total Net Revenues	154,167	100.0%	136,275	100.0%	188,626	100.0%	13%	-18%
Gross Profit	24,916	16.2%	21,741	16.0%	37,972	20.1%	15%	-34%
Operating Income (Loss)	11,405	7.4%	9,412	6.9%	23,683	12.6%	21%	-52%
Pretax Income (Loss)	12,252	7.9%	10,111	7.4%	23,615	12.5%	21%	-48%
Income Tax Benefit (Expense)	(2,890)	-1.9%	(1,914)	-1.4%	(5,046)	-2.7%		
Non-controlling Interests	(586)	-0.4%	(457)	-0.3%	(1,104)	-0.6%		
Net Income Attributable to Shareholders of the Parent	8,776	5.7%	7,740	5.7%	17,465	9.3%	13%	-50%
Basic EPS(NT$)	2.04		1.80		4.03		13%	-49%
Diluted EPS(NT$)	2.00		1.76		3.92		14%	-49%

Additional Commentary From Management[1&2]:

Gross Profit excl. PPA expenses	25,823	16.8%	22,654	16.6%	38,888	20.6%	14%	-34%
Operating Income excl. PPA expenses	12,575	8.2%	10,587	7.8%	24,860	13.2%	19%	-49%
Net income attributable to shareholders of the parent excl. PPA expenses	9,926	6.4%	8,902	6.5%	18,628	9.9%	12%	-47%
Basic EPS(NT$) excl. PPA expenses	2.31		2.07		4.30		12%	-46%

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right-of-use assets. The PPA expenses excluded are related to depreciation, amortization and other expenses $1.12bn in 3Q23, $1.13bn in 2Q23, and 3Q22.

[2]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the USI/Asteelflash transaction, which resulted in increased asset and liability values from purchase price premiums in PP&E, intangibles, right-of-use assets and deferred tax liability. The PPA expenses excluded are related to depreciation, amortization, other expenses and income tax benefit $0.04bn in 3Q23, 2Q23 and 3Q22.

3

Consolidated Operations (Unaudited) 4 82,355 93,355 97,137 92,742 72,524 75,256 82,590 61,163 66,213 90,660 83,931 57,731 60,384 70,948 873 871 829 744 636 635 629 19.7% 21.4% 20.1% 19.2% 14.8% 16.0% 16.2% 11.2% 12.8% 12.6% 11.1% 5.9% 6.9% 7.4% 0% 10% 20% 30% 40% 0 50,000 100,000 150,000 200,000 Q1/22 Q2/22 Q3/22 Q4/22 Q1/23 Q2/23 Q3/23 NT$ million ATM Revenue EMS Revenue Other Revenue Gross Margin Operating Margin

ATM Statements of Income Quarterly Comparison (Unaudited) 5 (NT$ million) Q3 / 2023 % Q2 / 2023 % Q3 / 2022 % QoQ YoY Net Revenues: Packaging 69,731 83.3% 62,607 82.3% 82,090 83.1% 11% -15% Testing 12,819 15.3% 12,292 16.1% 14,941 15.1% 4% -14% Direct Material 1,098 1.3% 1,165 1.5% 1,765 1.8% -6% -38% Others 36 0.1% 44 0.1% 35 0.0% -18% 3% Total Net Revenues 83,684 100.0% 76,108 100.0% 98,831 100.0% 10% -15% Gross Profit 18,590 22.2% 16,161 21.2% 28,832 29.2% 15% -36% Operating Income (Loss) 8,820 10.5% 7,405 9.7% 18,663 18.9% 19% -53% Additional Commentary From Management 1 : Gross Profit excl. PPA expenses 19,463 23.3% 17,035 22.4% 29,709 30.1% 14% -34% Operating Income excl. PPA expenses 9,943 11.9% 8,529 11.2% 19,790 20.0% 17% -50% 1 : PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transacti on, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right - of - use assets. The PPA expenses e xcluded are related to depreciation and amortization $1.12bn in both 3Q23 and 2Q23, and $ 1.13bn in 3Q22.

ATM Operations (Unaudited) 6 23,101 27,768 28,832 26,193 14,749 16,161 18,590 84,025 94,998 98,831 94,322 73,319 76,108 83,684 27.5% 29.2% 29.2% 27.8% 20.1% 21.2% 22.2% 0% 10% 20% 30% 40% 50% 0 20,000 40,000 60,000 80,000 100,000 Q1/22 Q2/22 Q3/22 Q4/22 Q1/23 Q2/23 Q3/23 NT$ million Gross Profit Gross Margin Revenue

ATM Revenues by Application (Unaudited) 7 52% 52% 53% 53% 50% 49% 52% 16% 16% 16% 16% 17% 18% 19% 32% 32% 31% 31% 33% 33% 29% 0% 20% 40% 60% 80% 100% Q1/22 Q2/22 Q3/22 Q4/22 Q1/23 Q2/23 Q3/23 Communication Computing Automotive, Consumer & Others

ATM Revenues by Type

(Unaudited)



100%
80%
60%
40%
20%
0%
Q1/22
Q2/22
Q3/22
Q4/22
Q1/23
Q2/23
Q3/23
2% 15% 6% 34% 43%
1% 15% 6% 35% 43%
2% 15% 7% 34% 42%
2% 15% 7% 33% 43%
1% 16% 8% 34% 41%
2% 16% 7% 34% 41%
1% 15% 8% 32% 44%
Material
Testing
Others
Wirebonding
Bump/FC/WLP/
SiP

8

EMS Operations Quarterly Revenues by Application (unaudited) 9 (NT$ million) Q3 / 2023 % Q2 / 2023 % Q3 / 2022 % QoQ YoY EMS Net Revenues 70,970 100.0% 60,424 100.0% 90,665 100.0% 18% -22% Gross Profit 6,470 9.1% 5,639 9.3% 9,198 10.1% 15% -30% Operating Income (Loss) 2,767 3.9% 2,089 3.5% 5,130 5.7% 32% -46% 40% 35% 37% 38% 35% 34% 34% 10% 13% 9% 9% 8% 8% 8% 29% 28% 36% 34% 29% 33% 37% 13% 15% 11% 12% 17% 15% 12% 6% 8% 6% 6% 9% 8% 7% 2% 1% 1% 1% 2% 2% 2% 0% 20% 40% 60% 80% 100% Q1/22 Q2/22 Q3/22 Q4/22 Q1/23 Q2/23 Q3/23 Communication Computing Consumer Industrial Automotive Others

Key Balance Sheet Items & Indices (Unaudited) 10 (NT$ million) Sept. 30, 2023 Jun. 30, 2023 Cash and cash equivalent $62,812 $59,351 Financial assets - current 9,055 7,040 Financial assets - non current & investments - equity method 28,402 26,761 Property, plant & equipment 267,316 262,604 Total assets 701,084 672,521 Short-term loans 69,639 37,798 Current portion of bonds payable 21,696 13,797 Current portion of long-term loans 2,523 4,394 Bonds payable 23,589 33,462 Long-term loans & long-term bills payable 94,322 90,224 Total interest bearing debts 219,224 187,081 Total liabilities 385,448 375,104 Total equity (Including non-controlling interest) 315,636 297,417 Quarterly EBITDA 27,822 25,770 Current ratio 1.21 1.20 Net debt to equity ratio 0.47 0.41

Equipment Capital Expenditures vs. EBITDA (Unaudited) 11 443 515 400 339 231 209 239 1,100 1,203 1,283 1,141 781 843 885 0 200 400 600 800 1,000 1,200 1,400 Q1/22 Q2/22 Q3/22 Q4/22 Q1/23 Q2/23 Q3/23 US$ million Capex EBITDA

Fourth Quarter 2023 Outlook* Based on our current business outlook and exchange rate assumptions, management projects overall performance for the fourth quarter of 2023 to be as follows:  In NT dollar terms, our ATM 4 th quarter 2023 revenues should decline low to mid single digits quarter over quarter ;  Our ATM 4 th quarter 2023 gross margin should be flattish as compared to the 3rd quarter 2023;  In NT dollar terms, our EMS 4 th quarter 2023 revenues should increase low teens quarter over quarter;  Our EMS 4 th quarter 2023 operating margin should be similar or slightly higher than our EMS year - to - date 2023 operating margin of 3.3%. 12

Thank you

Appendix 1

Consolidated Statements of Comprehensive Income

(Unaudited)

(NT$ thousand)	Q1/2022	Q2/2022	Q3/2022	Q4/2022	FY/2022	Q1/2023	Q2/2023	Q3/2023
Revenues	144,390,827	160,439,019	188,625,557	177,417,239	670,872,642	130,891,073	136,275,353	154,166,844
COGS	115,919,599	126,051,460	150,653,584	143,317,989	535,942,632	111,551,750	114,534,530	129,251,183
PPA under COGS	920,316	918,661	916,426	917,737	3,673,140	917,384	913,036	907,151
Gross profit	28,471,228	34,387,559	37,971,973	34,099,250	134,930,010	19,339,323	21,740,823	24,915,661
Gross profit excl. PPA	29,391,544	35,306,220	38,888,399	35,016,987	138,603,150	20,256,707	22,653,859	25,822,812
OPEX	12,358,395	13,782,006	14,289,270	14,324,758	54,754,429	11,643,749	12,328,656	13,510,320
PPA under OPEX	261,477	261,428	261,109	261,723	1,045,737	261,948	262,147	262,426
Operating income	16,112,833	20,605,553	23,682,703	19,774,492	80,175,581	7,695,574	9,412,167	11,405,341
Operating income excl. PPA	17,294,626	21,785,642	24,860,238	20,953,952	84,894,458	8,874,906	10,587,350	12,574,918
Non Op gain/(loss)	549,787	529,795	(67,443)	437,990	1,450,129	174,771	698,626	846,651
PPA under Non Op gain/ (loss)	3,637	20,922	7,038	6,268	37,865	6,270	7,693	69
Non Op gain/ (loss) excl. PPA	553,424	550,717	(60,405)	444,258	1,487,994	181,041	706,319	846,720
Pretax income	16,662,621	21,135,348	23,615,261	20,212,482	81,625,712	7,870,345	10,110,793	12,251,993
PPA under Pretax income	1,185,430	1,201,011	1,184,573	1,185,728	4,756,742	1,185,602	1,182,876	1,169,646
Pretax income excl. PPA	17,848,051	22,336,359	24,799,834	21,398,210	86,382,454	9,055,947	11,293,669	13,421,639
Tax expenses	3,277,505	4,478,602	5,046,341	3,596,127	16,398,575	1,777,556	1,913,865	2,890,485
PPA under Tax expense	(13,081)	(16,957)	(12,653)	(13,164)	(55,855)	(13,652)	(12,466)	(11,470)
Tax expense excl. PPA	3,290,586	4,495,559	5,058,994	3,609,291	16,454,430	1,791,208	1,926,331	2,901,955
Non-controlling interests	477,834	668,595	1,104,295	885,919	3,136,643	275,624	456,505	585,666
PPA under Non-controlling interests	9,074	10,913	8,619	9,015	37,621	9,332	8,517	7,814
Non-controlling interests excl. PPA	486,908	679,508	1,112,914	894,934	3,174,264	284,956	465,022	593,480
Net income attributable to shareholders of the parent	12,907,282	15,988,151	17,464,625	15,730,436	62,090,494	5,817,165	7,740,423	8,775,842
PPA expenses under Net income attributable to shareholders of the parent	1,163,275	1,173,141	1,163,301	1,163,549	4,663,266	1,162,618	1,161,893	1,150,362
Net income attributable to shareholders of the parent excl. PPA	14,070,557	17,161,292	18,627,926	16,893,985	66,753,760	6,979,783	8,902,316	9,926,204
Total PPA expenses	1,172,349	1,184,054	1,171,920	1,172,564	4,700,887	1,171,950	1,170,410	1,158,176
Basic EPS (NT$)	3.01	3.69	4.03	3.77	14.53	1.36	1.80	2.04
Basic EPS (NT$) excl. PPA	3.28	3.97	4.30	4.05	15.62	1.63	2.07	2.31
Diluted EPS (NT$)	2.92	3.61	3.92	3.57	13.94	1.30	1.76	2.00
Diluted EPS (NT$) excl. PPA	3.19	3.88	4.18	3.84	15.02	1.57	2.03	2.27

14